SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                    Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: April 22, 2008		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Associate Corporate Secretary

Canadian Pacific
Management’s Discussion and Analysis
First Quarter Report 2008

Release: Immediate, April 22nd, 2008
CANADIAN PACIFIC ANNOUNCES ITS FIRST-QUARTER RESULTS
Company adjusts guidance
CALGARY - Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its first-quarter results today. Net income in the first quarter was $91 million, a decrease of 29 per cent from $129 million in 2007, and diluted earnings per share was $0.59, a decrease of $0.23 from $0.82 in the first quarter of 2007. Diluted earnings per share, excluding the effects of foreign exchange gains and losses on long-term debt and other specified items, decreased $0.03 as there was a favourable change in provincial tax rates which partially offset the impacts of severe winter operating conditions and the increase in fuel costs. However, foreign exchange gains and losses and other specified items, discussed below, reduced earnings by a further $0.20.
SUMMARY OF FIRST-QUARTER 2008 COMPARED WITH FIRST-QUARTER 2007
•	Total revenues rose three per cent to $1.15 billion from $1.12 billion

•	Income before foreign exchange gains and losses on long-term debt and other specified items decreased five per cent to $116 million from $123 million

•	Adjusted diluted earnings per share decreased to $0.75 from $0.78

•	Operating ratio was 82.7 per cent compared with 79.5 per cent
“The first quarter brought many challenges as we continued to face remarkable year-over-year increases in both fuel prices and the Canadian dollar,” said Fred Green, President and CEO. “At the same time, we had a difficult winter with prolonged cold spells and record snowfall which affected the entire supply chain and resulted in very tough operating conditions throughout the central and eastern parts of our network. Although our busy western corridor remained fluid, the winter weather had a significant impact on our overall ability to move traffic efficiently.”
“The team will continue to focus on execution excellence and we intend to exploit all opportunities to improve efficiency including cost management, yield improvement and other strategic initiatives. Despite the tough first-quarter and continuing headwinds, our goal is still to deliver positive earnings growth in 2008.”
Freight revenues increased 10 per cent in the quarter, as global demand for bulk products remained solid, but the foreign exchange impact of a stronger Canadian dollar reduced this growth to three per cent. Grain, coal and sulphur and fertilizers all saw growth in the six to seven percent range. Industrial and consumer products increased 10 per cent over first-quarter 2007, built on a foundation of continued strength in Alberta. Intermodal revenues were also up four per cent. These gains were offset, in part, by decreases in forest products and automotive of 19 per cent and 12 per cent respectively, reflecting a weaker US economy.
Operating expenses in the quarter increased 13 per cent, but the positive foreign exchange impact of a stronger Canadian dollar reduced the increase to seven per cent. The majority of this increase was due to higher fuel costs and less efficient operations resulting from the challenging winter operating conditions.

2008 OUTLOOK
“We faced a tough first quarter with substantial headwinds, and as we look to the balance of the year, we anticipate the continuing effects of a slowing North American economy on our business. Although demand remains strong for our bulk portfolio, we expect to see an impact on our intermodal business, and further deterioration of our merchandise business. We also expect high fuel prices, including the price of WTI and refining margins, will continue,” said Mike Lambert, CFO. “As a result, we are reducing our earnings guidance for 2008 and due to the ongoing economic uncertainty we are also widening the range of our guidance. We now expect that diluted earnings per share (before foreign exchange gains and losses on long-term debt and other specified items) will be in the range of $4.40 to $4.60, a change from $4.65 to $4.80.”
The 2008 estimate assumes an average currency exchange rate of the U.S. dollar at par with the Canadian dollar. Crude oil prices are expected to average US $98 per barrel, while crack spread is expected to increase an average of US $7 per barrel in 2008 compared with 2007 with an estimated all-in fuel price of US $3.35 per US gallon for the year. WTI is updated from US $87 per barrel.
CP expects to grow total revenue by four to six per cent in 2008, unchanged from previous assumptions as volume declines will be offset by fuel recovery. Total operating expenses are expected to increase by six to eight per cent, revised from the original assumption of three to five per cent due principally to higher fuel cost.
CP expects its tax rate to be in the 27 per cent to 29 per cent range, a change from the original outlook of 29 per cent to 31 per cent as a result of decreasing Canadian tax rates.
CP expects free cash to be approximately $200 million, adjusted downwards from the original outlook of in excess of $250 million in 2008, resulting from the expected decline in Operating Income.
The 2008 outlook includes the projected earnings of the Dakota Minnesota & Eastern Railroad (DM&E) on an equity accounting basis for the full year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $16 million ($11 million after tax) in the first quarter of 2008, compared with a foreign exchange gain on long-term debt of $9 million ($6 million after tax) in the first quarter of 2007.
At March 31, 2008 CP held investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) with an original cost of approximately $144 million. In the third-quarter of 2007, CP adjusted the estimated fair value of the investment and took a charge of $21 million ($15 million after tax) and classified the investments as long-term investments. In recognition of current credit market conditions impacting these investments, CP has further adjusted the estimated fair value of the investments and taken an additional charge in the first-quarter of 2008 of $21 million ($15 million after tax).
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a material change in the value of the Company’s investments in ABCP which would impact the Company’s near-term earnings.

Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition cost of DM&E. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.

CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 880-4349	Tel.: (403) 319-3591
email: leslie_pidcock@cpr.ca	email: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2008	2007

	(unaudited)
Revenues

Freight	$1,124.4	$1,090.9
Other	22.5	25.0

	1,146.9	1,115.9

Operating expenses

Compensation and benefits	328.3	332.5
Fuel	230.2	171.2
Materials	65.5	62.4
Equipment rents	45.9	55.5
Depreciation and amortization	119.9	118.6
Purchased services and other	158.9	146.4

	948.7	886.6

Operating income	198.2	229.3

Other charges (Note 4)	6.7	4.8
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 9)	(11.0)	—
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 9)	21.3	—
Foreign exchange losses (gains) on long-term debt	16.3	(8.6)
Interest expense (Note 5)	59.9	46.8
Income tax expense (Note 6)	14.2	57.7

Net income	$90.8	$128.6

Basic earnings per share (Note 7)	$0.59	$0.83

Diluted earnings per share (Note 7)	$0.59	$0.82

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended March 31
	2008	2007

	(unaudited)
Comprehensive income

Net income	$90.8	$128.6

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	3.3	(0.3)

Net change in gains on derivatives designated as cash flow hedges	(8.8)	(3.2)

Other comprehensive loss before income taxes	(5.5)	(3.5)

Income tax recovery	8.0	0.7

Other comprehensive income (loss) (Note 11)	2.5	(2.8)

Comprehensive income	$93.3	$125.8

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2008	2007

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$71.3	$378.1
Accounts receivable and other current assets	585.2	542.8
Materials and supplies	176.7	179.5
Future income taxes	70.6	67.3

	903.8	1,167.7

Investments (Note 9)	1,719.0	1,668.6
Net properties	9,360.4	9,293.1
Other assets and deferred charges	1,392.0	1,235.6

Total assets	$13,375.2	$13,365.0

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$66.7	$229.7
Accounts payable and accrued liabilities	995.5	980.8
Income and other taxes payable	50.9	68.8
Dividends payable	38.0	34.5
Long-term debt maturing within one year	31.1	31.0

	1,182.2	1,344.8

Deferred liabilities	690.4	714.6
Long-term debt	4,267.6	4,146.2
Future income taxes	1,703.9	1,701.5

Shareholders’ equity
Share capital (Note 10)	1,210.4	1,188.6
Contributed surplus	38.5	42.4
Accumulated other comprehensive income (Note 11)	42.1	39.6
Retained income	4,240.1	4,187.3

	5,531.1	5,457.9

Total liabilities and shareholders’ equity	$13,375.2	$13,365.0

Commitments and contingencies (Note 17).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2008	2007

	(unaudited)
Operating activities
Net income	$90.8	$128.6
Add (deduct) items not affecting cash:
Depreciation and amortization	119.9	118.6
Future income taxes	(4.5)	38.5
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 9)	21.3	—
Foreign exchange losses (gains) on long-term debt	16.3	(8.6)
Amortization of deferred charges	2.5	3.1
Equity income, net of cash received	(9.4)	—
Restructuring and environmental remediation payments (Note 8)	(13.7)	(13.2)
Other operating activities, net	(25.5)	(2.7)
Change in non-cash working capital balances related to operations	(37.7)	(36.6)

Cash provided by operating activities	160.0	227.7

Investing activities
Additions to properties	(127.4)	(204.2)
Additions to investments and other assets (Note 13)	(134.7)	(0.3)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 9)	(6.3)	—
Net (cost) proceeds from disposal of transportation properties	(2.5)	8.9

Cash used in investing activities	(270.9)	(195.6)

Financing activities
Dividends paid	(34.5)	(29.1)
Issuance of CP Common Shares	12.2	10.1
Purchase of CP Common Shares	—	(16.1)
Net (decrease) increase in short-term borrowing	(163.0)	77.7
Repayment of long-term debt	(10.6)	(173.4)

Cash used in financing activities	(195.9)	(130.8)

Cash position
Decrease in cash and cash equivalents	(306.8)	(98.7)
Cash and cash equivalents at beginning of period	378.1	124.3

Cash and cash equivalents at end of period	$71.3	$25.6

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended March 31
	2008	2007

	(unaudited)
Share capital
Balance, beginning of period	$1,188.6	$1,175.7

Shares issued under stock option plans	21.8	12.3

Shares purchased	—	(5.1)

Balance, end of period	1,210.4	1,182.9

Contributed surplus
Balance, beginning of period	42.4	32.3

Stock compensation expense	4.5	5.2

Stock compensation expense related to shares issued under stock option plans	(8.4)	(0.4)

Balance, end of period	38.5	37.1

Accumulated other comprehensive income
Balance, beginning of period	39.6	80.4

Other comprehensive income (loss) (Note 11)	2.5	(2.8)

Balance, end of period	42.1	77.6

Retained income
Balance, beginning of period	4,187.3	3,586.1

Net income for the period	90.8	128.6

Shares purchased	—	(38.0)

Dividends	(38.0)	(35.0)

Balance, end of period	4,240.1	3,641.7

Total accumulated other comprehensive income and retained income	4,282.2	3,719.3

Shareholders’ equity, end of period	$5,531.1	$4,939.3

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2007 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Financial Instrument and Capital Disclosures

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments — Disclosures”, Section 3863 “Financial Instruments — Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” replace Section 3861 “Financial Instruments — Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements; however, it did result in expanded note disclosure (see Note 12 and Note 18).

Inventories

Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not impact the Company’s financial statements.

3	Future accounting changes

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
4 Other charges

	For the three months
	ended March 31
(in millions)	2008	2007

Amortization of discount on accruals recorded at present value	$1.5	$2.0
Other exchange losses	1.3	(0.5)
Loss on sale of accounts receivable	1.6	1.3
Losses (gains) on non-hedging derivative instruments	—	(0.3)
Other	2.3	2.3

Total other charges	$6.7	$4.8

5	Interest expense

	For the three months
	ended March 31
(in millions)	2008	2007

Interest expense	$64.7	$48.8
Interest income	(4.8)	(2.0)

Total interest expense	$59.9	$46.8

6	Income taxes

During the three months ended March 31, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $10.6 million benefit in future tax liability and income tax expense for the three months ended March 31, 2008, related to the revaluation of its future income tax balances as at December 31, 2007.

Cash taxes paid for the quarter ended March 31, 2008, was $44.8 million (quarter ended March 31, 2007 — cash taxes paid was $9.2 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
7	Earnings per share

At March 31, 2008, the number of shares outstanding was 153.6 million (March 31, 2007 — 155.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2008	2007

Weighted average shares outstanding	153.5	155.5
Dilutive effect of stock options	1.3	1.9

Weighted average diluted shares outstanding	154.8	157.4

(in dollars)
Basic earnings per share	0.59	0.83
Diluted earnings per share	0.59	0.82

8	Restructuring and environmental remediation

At March 31, 2008, the provision for restructuring and environmental remediation was $225.0 million (December 31, 2007 — $234.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
8	Restructuring and environmental remediation (continued)

Three months ended March 31, 2008

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$129.2	—	(12.3)	1.1	0.9	$118.9

Other non-labour liabilities for exit plans	0.8	—	(0.2)	—	—	0.6

Total restructuring liability	130.0	—	(12.5)	1.1	0.9	119.5

Environmental remediation program	104.0	0.9	(1.2)	—	1.8	105.5

Total restructuring and environmental remediation liability	$234.0	0.9	(13.7)	1.1	2.7	$225.0

    Three months ended March 31, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2007	Accrued	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	—	(12.5)	1.5	(0.3)	$176.1

Other non-labour liabilities for exit plans	1.4	—	(0.1)	—	—	1.3

Total restructuring liability	188.8	—	(12.6)	1.5	(0.3)	177.4

Environmental remediation program	120.2	0.2	(0.6)	—	(0.6)	119.2

Total restructuring and environmental remediation liability	$309.0	0.2	(13.2)	1.5	(0.9)	$296.6

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
9	Investments

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E. The Company is currently accounting for the purchase by the equity method until such time as the acquisition has been approved by the United States Surface Transportation Board (“STB”). The purchase price was $1.499 billion cash payment, including a $6 million post closing adjustment in the first quarter of 2008, and transaction costs of $20 million incurred to March 31, 2008. Future contingent payment of up to approximately US$1.05 billion may become payable upon achievement of certain milestones.

The equity income from the Company’s investment in DM&E, which is recorded net of tax, was $11.0 million during the three months ended March 31, 2008, and is recorded in “Other income and charges” on the Statement of Consolidated Income. The difference between cost and the underlying net book value of DM&E at the date of acquisition was US$983.5 million. For the three months ended March 31, 2008 the equity income from the Company’s investment in DM&E was reduced by $3.4 million to recognize additional depreciation expense based on the assigned cost using fair values at that date of acquisition and $0.4 million to recognize amortization of the fair value of intangible assets acquired.

Canadian Third Party Asset-backed Commercial Paper (“ABCP”)

At March 31, 2008, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On March 17, 2008, a court order was obtained through which the restructuring of the ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act. It is expected that a vote to approve the restructuring will occur on April 25, 2008. This approval will be requested on the basis of all ABCP investments being a single class for the purpose of voting. The restructuring must obtain a majority of votes by number of investors and a two-thirds majority by value of holding. Should these thresholds be reached it is likely the restructuring will be approved by the Court and implemented by the end of May 2008.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
9	Investments (continued)

Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)

On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement TA Tracking long-term floating rate notes with a maturity of approximately eight and one half years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

•	$117.8 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $61.4 million

•	Class A-2: $45.0 million

•	Class B: $7.9 million

•	Class C: $3.5 million
The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and
•	$13.3 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages. On restructuring, the Company is likely to receive IA Tracking long-term floating rate notes with maturities of approximately between five years and three months and eight years and seven months. These notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at March 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

Probability weighted average interest rate	3.6 per cent
Weighted average discount rate	7.1 per cent
Maturity of long-term floating rate notes	five to nine years
Credit losses	rated notes(1): nil to 15 percent
unrated notes(2): 15 to 100 percent

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $5 million.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
9	Investments (continued)

Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)

One of the cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. In addition, while the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with a successful approval of the restructuring plan.

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

Based on additional information that became available during the first quarter of 2008, the probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $100.8 million at March 31, 2008. This was a reduction from the estimated fair value at December 31, 2007 of $122.1 million. As a result, a further $21.3 million before tax ($15.0 million after tax) was recorded as a charge to income in the first quarter of 2008. This represents 15 percent of the original value, bringing the total write-down to a total of approximately 30 percent of the original value.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.
10	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months
	ended March 31
(millions of shares)	2008	2007

Share capital, beginning of period	153.3	155.5

Shares issued under stock option plans	0.3	0.4

Shares purchased	—	(0.7)

Share capital, end of period	153.6	155.2

For the three months ended March 31, 2008, there were no shares purchased (2007 — 0.7 million shares were purchased at an average price per share of $63.85).
Purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended March 31
	2008
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(43.0)	$5.8	$(37.2)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	46.3	—	46.3

Realized gain on cash flow hedges settled in the period	(3.0)	0.8	(2.2)

Decrease in unrealized holding gains on cash flow hedges	(5.7)	1.4	(4.3)

Realized gain on cash flow hedges settled in prior periods	(0.1)	—	(0.1)

Other comprehensive income (loss)	$(5.5)	$8.0	$2.5

	For the three months ended March 31
	2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$3.9	$(0.6)	$3.3

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(4.2)	—	(4.2)

Realized gain on cash flow hedges settled in the period	(3.3)	1.3	(2.0)

Increase in unrealized holding gains on cash flow hedges	0.1	—	0.1

Other comprehensive loss	$(3.5)	$0.7	$(2.8)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:
       Three months ended March 31, 2008

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Mar. 31,
(in millions)	2008	change	2008

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$296.6	$(37.2)	$259.4

Foreign exchange loss on net investment in U.S. subsidiaries	(246.9)	46.3	(200.6)

Unrealized effective gains on cash flow hedges	(6.2)	(6.5)	(12.7)

Deferred loss on settled hedge instruments	(3.9)	(0.1)	(4.0)

Accumulated other comprehensive income	$39.6	$2.5	$42.1

       Three months ended March 31, 2007

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Mar. 31,
(in millions)	2007	change	2007

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$235.3	$3.3	$238.6

Foreign exchange loss on net investment in U.S. subsidiaries	(168.5)	(4.2)	(172.7)

Unrealized effective gains of cash flow hedges	18.9	(1.9)	17.0

Deferred loss on settled hedge instruments	(5.3)	—	(5.3)

Accumulated other comprehensive income	$80.4	$(2.8)	$77.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

During the next twelve months, the Company expects $11.3 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Existing derivative instruments designated as cash flow hedges will be fully matured by December 31, 2009.

12	Financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables Accounts receivable and other current assets — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value as determined at the time using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities, short-term borrowings, and deferred liabilities — The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value as determined at the time using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments — Certain equity investments which are recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established as there are no quoted prices in an active market for these investments.

Held for trading
Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments and changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Canadian third party asset-backed commercial paper (ABCP) is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (see Note 9).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

The table below reconciles carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories:

	March 31, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
(in millions)	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount

Assets
Cash and cash equivalents	$71.3	$—	$71.3	$378.1	$—	$378.1

Accounts receivable and other current assets
Accounts receivable	507.7	—		483.0	—
Current portion of crude oil swaps	12.9	—		12.9	—
Current portion of interest rate swaps	2.6	—		—	—
Other	—	62.0		—	46.9

	523.2	62.0	585.2	495.9	46.9	542.8

Investments
Equity investments at cost	1.2	—		1.3	—
Long-term receivables at amortized cost	17.6	—		17.5	—
ABCP	100.8	—		122.1	—
Other	—	1,599.4		—	1,527.7

	119.6	1,599.4	1,719.0	140.9	1,527.7	1,668.6

Other assets and deferred charges
Long-term portion of crude oil swaps	7.7	—		8.5	—
Long-term portion of interest rate swaps	10.6	—		—	—
Other	—	1,373.7		—	1,227.1

	18.3	1,373.7	1,392.0	8.5	1,227.1	1,235.6

Liabilities
Short-term borrowings	66.7	—	66.7	229.7	—	229.7

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities	770.0	—		750.6	—
Current portion of foreign exchange contracts on fuel	1.5	—		2.1	—
Current portion of bond forward	40.5	—		30.6	—
Current portion of interest rate swaps	—	—		(1.0)	—
Other	—	183.5		—	198.5

	812.0	183.5	995.5	782.3	198.5	980.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

	March 31, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
(in millions)	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount

Liabilities

Long-term debt maturing within one year	$31.1	$—	$31.1	$31.0	$—	$31.0

Deferred liabilities
Long-term portion of foreign exchange contracts on fuel	1.0	—		1.5	—
Long-term portion of currency forward	1.8	—		15.7	—
Long-term portion of interest rate swaps	—	—		(4.5)	—
Total return swap	1.1	—		3.8	—
Long-term portion of Accounts payable and accrued liabilities	42.6	—		41.9	—
Other	—	643.9		—	656.2

	46.5	643.9	690.4	58.4	656.2	714.6

Long-term debt	4,267.6	—	4,267.6	4,146.2	—	4,146.2

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $4,298.7 million (December 31, 2007 — $4,177.2 million) and a fair value of approximately $4,320.9 million at March 31, 2008 (December 31, 2007 — $4,302.6 million). The fair value of publicly traded long-term debt is determined based on market prices at March 31, 2008 and December 31, 2007, respectively. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (FRM) framework. The FRM goals and strategy are outlined below:

FRM objectives:

• Maintaining sound financial condition as an ongoing entity;

• Optimizing earnings per share and cash flow;

• Financing operations of the group of CP companies at the optimal cost of capital; and

• Ensuring liquidity to all Canadian and U.S. operations.

In order to satisfy the objectives above, the Company has adopted the following strategies:

• Prepare multi-year planning and budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

• Measure the extent of operating risk within the business;

• Identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

• Utilize financial instruments, including derivatives to manage the remaining residual risk to levels that fall within the risk tolerance of the Company.

Under the governance structure established by the Company and approved by the Audit, Finance and Financial Risk Management Committee (“Audit Committee”), the Board of Directors has the authority to approve the Financial Risk Management Policies of the Company. The Board has delegated to the Audit Committee the accountability for ensuring a structure is in place to ensure compliance with the individual Corporate Risk Management Policies across the Company’s operations.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in foreign exchange (“FX”) rates, interest rates, fuel price, and share price. The use of any derivative instruments is carried out in accordance with approved trading limits and authorized counterparties as specified in the policy and/or mandate. It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified through the FRM framework. The is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed. Risks related to the Company’s investment in ABCP are discussed in more detail in Note 9.

Foreign exchange risk

This risk refers to the fluctuation of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian dollars and U.S. dollars. The Company’s income is exposed to FX risk largely in the following ways:

•   Translation of U.S. dollar denominated revenues and expenses into Canadian dollars — When the Canadian dollar changes relative to the U.S. dollar, income reported in Canadian dollars will change. The impact of a strengthening Canadian dollar on U.S. dollar revenues and expenses will reduce net income because the Company has more U.S. dollar revenues than expenses. This impact is excluded from the sensitivity in the table below; and

•   Translation of U.S. dollar denominated debt and other monetary items — A strengthening Canadian dollar will reduce the Company’s U.S. dollar denominated debt in Canadian dollar terms and generate a FX gain on long-term debt, which is recorded in income. The Company calculates FX on long-term debt using the difference in FX rates at the beginning and at the end of each reporting period. Other U.S. dollar denominated monetary items will also be impacted by changes in FX rates.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

Foreign exchange management

In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate the Company negotiates with U.S. customers and suppliers to reduce the net exposure. The Company may from time to time reduce residual exposure by hedging revenues through FX forward contracts. The Company had no revenue forward sales of U.S. dollars outstanding at March 31, 2008.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, for long-term debt denominated in U.S. dollars in Canada, the Company may enter into currency forwards to hedge debt that is denominated in U.S. dollars.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

The table below depicts the quarterly impact to net income and other comprehensive income of long-term debt had the exchange rate increased or decreased by one cent. The impact on other U.S. dollar denominated monetary items is not considered to be material.

	Three months ended
	March 31, 2008
		Impact to Other
	Impact to	comprehensive
(in millions)	Net income	income

1 cent strengthening in Canadian dollar	$3.0	$(2.0)
1 cent weakening in Canadian dollar	(3.0)	2.0

Note: All variables excluding FX are held constant. Impact to net income and other comprehensive income would be increased by $10.6 million if the net investment hedge was not included in the above table.
Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. During the three months ended March 31, 2008, the Company recorded a gain of $13.9 million to “Foreign exchange (gain) loss on long-term debt”. At March 31, 2008, the unrealized loss on the forward was $1.8 million (December 31, 2007 — $15.7 million).

Interest rate risk

This refers to the risk that the fair value or income and future cash flows of a financial instrument will vary as a result of changes in market interest rates.

In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of the debt.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

The table below depicts the floating and fixed maturities for all financial assets and liabilities:

	March 31, 2008
	At	At
	floating	fixed
	interest	interest
(in millions)	rates	rates

Financial assets
Cash and short-term investments	$71.3	$—
ABCP	100.8	—

Financial liabilities
Short-term borrowings	66.7	—
Long-term debt	1,446.7	2,852.0

Notional amount
Interest rate swaps	205.3	—

Interest rate management

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

The table below depicts the quarterly impact to net income and other comprehensive income had interest rates increased or decreased by 50 basis points. Typically, as rates increase, net income decreases.

	Three months ended
	March 31, 2008
	Impact to	Impact to Other
	Net	comprehensive
(in millions)	income	income

50 basis point increase in rates	$(1.3)	$21.6
50 basis point decrease in rates	1.3	(21.6)

Note: All variables excluding interest rates are held constant.
At March 31, 2008, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200 million or CDN$205.3 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended March 31, 2008, the Company recorded a loss of $0.2 million (March 31, 2007 — $0.4 million) to “Interest expense”. At March 31, 2008, the unrealized gain, derived from the fair value of the swap, was $13.2 million (December 31, 2007 — $5.5 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

The following table discloses the terms of the swap agreements at March 31, 2008:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$205.3
Fixed receiving rate	6.250%
Variable paying rate	5.437%

Based on U.S. three-month LIBOR.
During 2007, the Company entered into agreements that established the benchmark rate on $350.0 million of long-term debt, which is expected to be issued in 2008. The fair value of this instrument, which is accounted for as a cash flow hedge, was a loss of $40.5 million at March 31, 2008 (December 31, 2007 — $30.6 million). During the three months ended March 31, 2008, losses of $0.9 million were recognised and recorded in net income and unrealized losses of $9.0 million were recorded in other comprehensive income.

Stock-based compensation risk

This risk refers to the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include deferred share units (“DSU’s”), restricted share units (“RSU’s”), performance share units (“PSU’s”) and share appreciation rights (“SAR’s”). As the share price appreciates, these instruments are marked to market increasing compensation expense.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of the four types of stock-based compensation programs noted above. These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions.

The table below depicts the quarterly impact to net income as a result of the TRS had the share price increased or decreased $1 from the closing share price on March 31, 2008.

Three months
ended March
31, 2008
Impact to
(in millions)	Net income

$1 increase in share price	$1.7
$1 decrease in share price	(1.7)

Note: All variables excluding share price are held constant.
During the three months ended March 31, 2008, Compensation and benefits expense decreased by $2.7 million (March 31, 2007 — $6.3 million) due to unrealized gains for these swaps. At March 31, 2008, the unrealized loss on the swap was $1.1 million (December 31, 2007 — $3.8 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

Commodity risk

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

Fuel price management

The impact of variable fuel expense is mitigated substantially through fuel recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and, by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

The table below depicts the quarterly impact to net income (excluding recoveries through pricing mechanisms) and other comprehensive income as a result of our crude forward contracts had the price of West Texas Intermediate (“WTI”) changed by $1 for the three months ended March 31, 2008:

	Three months ended
	March 31, 2008
		Impact to Other
	Impact to	Comprehensive
(in millions)	Net income	income

$1 increase in price per barrel	$0.1	$0.2
$1 decrease in price per barrel	(0.1)	(0.2)

Note: All variables excluding WTI per barrel are held constant.
At March 31, 2008, the Company had crude forwards contracts, which are accounted for as cash flow hedges, to purchase approximately 327,000 barrels over the 2008-2009 period at average quarterly prices ranging from US$30.59 to US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases in 2008 and 2009. At March 31, 2008, the unrealized gain on these forward contracts was CDN$20.6 million (December 31, 2007 — CDN$21.4 million).

At March 31, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$11.8 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.3008. At March 31, 2008, the unrealized loss on these forward contracts was CDN$2.5 million (December 31, 2007 — CDN$3.5 million).

For the three months ended March 31, 2008, Fuel expense was reduced by $3.9 million (three months ended March 31, 2007 — $4.6 million) as a result of $4.6 million in realized gains (three months ended March 31, 2007 — $4.9 million) arising from settled swaps, partially offset by $0.7 million in realized losses (three months ended March 31, 2007 — $0.3 million) arising from the settled FX forward contracts.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in ABCP are discussed in more detail in Note 9.

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows at March 31, 2008:

(in millions)
Up to date	$335.5
Under 30 days past due	100.1
30-60 days past due	27.1
61-90 days past due	11.8
Over 91 days past due	33.2

$507.7

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk can be taken from our financial assets values reported in the table reconciling the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories.

Liquidity risk

The Company monitors and manages its liquidity risk to ensure access to sufficient funds to meet operational and investing requirements.

Liquidity risk management

The Company has long-term debt ratings of Baa3, BBB, and BBB from Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”), and DBRS respectively. The S&P rating has a negative outlook, while the ratings of Moody’s and DBRS have a stable outlook. The Company intends to manage its capital structure and liquidity at levels that sustain an investment grade rating.

The Company has the following liquidity lines available:
•	a five year revolving credit facility of $945 million, with an accordion feature to $1.15 billion, of which $539 million was available on March 31, 2008;

•	an accounts receivable securitization program that provides up to $200 million. On March 31, 2008, $80 million in available capacity remained. The program expires in September 2009; and

•	an 18 month US$1.8 billion temporary credit facility established to acquire the DM&E. On October 4, 2007, US$1.27 billion was drawn to close the transaction. The facility expires in April 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
12	Financial instruments (continued)

These facilities are arranged with a core group of highly rated international financial institutions. They incorporate pre-agreed pricing. The revolving credit facility and the temporary credit facility are available on next day terms. The accounts receivable securitization program capacity is available on five days notice.

The Company plans to access both Canadian and U.S. capital markets to secure long term financing for the temporary credit facility. Market conditions allowing, the Company will access debt capital markets in various maturities periodically prior to the expiry of the temporary credit facility in order to minimize risk and optimize pricing. It is the Company’s intention to manage its long term financing structure to maintain its investment grade rating. The Company may decide to enter certain derivative instruments to reduce interest rate and foreign exchange exposure in advance of these issuances.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of the Company’s investment policy.

The table below reflects the contractual maturity of the Company’s undiscounted cash flows for its financial liabilities and derivatives:

(in millions)	March 31, 2008
		2009 —
	2008	2011	2012+	Total

Financial liabilities
Short-term borrowings	$66.7	$—	$—	$66.7
Accounts payable and accrued liabilities	770.0	42.6	—	812.6
Foreign exchange contracts on fuel	1.3	1.2	—	2.5
Bond forward	41.2	—	—	41.2
Currency forward	—	2.0	—	2.0
Total return swap	—	1.1	—	1.1
Long-term debt	23.7	2,226.8	2,238.2	4,488.7

13	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of $134.7 million in locomotives and freight car assets for the quarter ended March 31, 2008 (quarter ended March 31, 2007 — nil). These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
14	Stock-based compensation

In the first quarter of 2008, under CP’s stock option plans, the Company issued 1,335,500 options to purchase Common Shares at the weighted average price of $71.69 per share, based on the closing price on the grant date. In tandem with these options, 413,200 stock appreciation rights were issued at the weighted average exercise price of $71.69.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, January 1	6,981,108	43.97	6,815,494	38.50
New options granted	1,335,500	71.69	1,299,800	62.57
Exercised	(361,225)	33.66	(356,491)	29.82
Forfeited/cancelled	(26,275)	34.83	(51,175)	35.48

Outstanding, March 31	7,929,108	49.14	7,707,628	42.98

Options exercisable at March 31	4,775,458	38.18	4,713,928	33.89

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $14.0 million for options issued in the first quarter of 2008 (first quarter of 2007 — $11.2 million). The weighted average fair value assumptions were approximately:

	For the three months
	Ended March 31
	2008	2007

Expected option life (years)	4.38	4.00
Risk-free interest rate	3.54%	3.89%
Expected stock price volatility	22%	23%
Expected annual dividends per share	$0.99	$0.90
Weighted average fair value of options granted during the year	$15.13	$12.96

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
15	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the quarter ended March 31, 2008, was $18.2 million (quarter ended March 31, 2007 — $26.3 million).

16	Significant customers

During the first quarter of 2008, one customer comprised 11.5% of total revenue (first quarter of 2007 — 11.1%). At March 31, 2008, that same customer represented 6.5% of total accounts receivable
(March 31, 2007 — 4.2%).

17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2008, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the quarter ended March 31, 2008, the Canadian Transportation Agency announced a Decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canada Transportation Act, for the period from August 1, 2007 to July 31, 2008. The Company has applied to the Federal Court of Appeal for Leave to Appeal the Decision. A provision considered adequate by management shall be maintained for the prospective adjustment. The retroactive component of the adjustment, which is estimated to be $23 million, is not considered to be legally supportable and as such a provision has not been made.

Capital commitments

At March 31, 2008, the Company had multi-year capital commitments of $553.3 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2008 through 2022.

Operating lease commitments

At March 31, 2008, minimum payments under operating leases were estimated at $683.6 million in aggregate, with annual payments in each of the next five years of: 2008 — $97.3 million; 2009 — $104.0 million; 2010 — $85.2 million; 2011 — $76.1 million; 2012 — $71.7 million.

Guarantees

At March 31, 2008, the Company had residual value guarantees on operating lease commitments of $328.9 million and certain guarantees related to the Company’s investment in the DM&E, which include minimum lease payments of $46.0 million, residual value guarantees of $11.4 million, and a line of credit of US$15 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2008, these accruals amounted to $9.2 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
18	Capital disclosures

The Company’s objectives when managing its capital are:
•	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

•	to manage capital in a manner which balances the interests of equity and debt holders;

•	to manage capital in a manner that will maintain compliance with its financial covenants;

•	to manage its long term financing structure to maintain its investment grade rating; and

•	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
•	shareholders’ equity;

•	long-term debt, including the current portion; and

•	short-term borrowing.
The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of sales of accounts receivables to an arm’s-length securitization trust.

The Company monitors capital using a number of key financial metrics, including:
•	net-debt to net-debt-plus-equity; and

•	interest coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.
Both of these metrics have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Net-debt to net-debt-plus-equity
Net debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as operating income, before less other income and charges, divided by interest expense.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(unaudited)
18	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions)	Guidelines	March 31, 2008	March 31, 2007

Long-term debt		$4,267.6	$2,747.8
Long-term debt maturing within one year		31.1	31.5
Short-term borrowing		66.7	77.7
Less:
Cash and cash equivalents		(71.3)	(25.6)

Net Debt(1)		$4,294.1	$2,831.4

Shareholders’ equity		$5,531.1	$4,939.3
Net debt		4,294.1	2,831.4

Net Debt plus Equity(1)		$9,825.2	$7,770.7

Operating income(1)		$1,133.1	$1,131.1
Less:
ABCP		(42.8)	—
Other income and charges		(31.5)	(25.8)
Equity income in DM&E		23.3	—

EBIT(1)(2)		$1,082.1	$1,105.3

Net debt		$4,294.1	$2,831.4
Net debt plus equity		$9,825.2	$7,770.7

Net-debt to Net-debt-plus-equity(1)	No more than 50.0%	43.7%	36.4%

EBIT		$1,082.1	$1,105.3
Interest expense		$217.4	$194.0

Interest Coverage Ratio(1)(2)	No less than 4.0	5.0	5.7

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve month basis.
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their guidelines are monitored on a quarterly basis. The Company believes that adherence to these guidelines increases its ability to access to capital at a reasonable cost and maintain credit ratings of an investment grade. The Company believes that these ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in the bridge financing agreement obtained for the acquisition of DM&E and revolver loan agreements. Net-debt to net-debt-plus-equity and interest coverage ratio are two financial metrics that provide indicators as to whether the Company will be in compliance with its financial covenants. The Company is in compliance with all financial covenants.

Summary of Rail Data

	First Quarter
	2008	2007	Variance	%

Financial (millions, except per share data)

Revenues
Freight revenue	$1,124.4	$1,090.9	$33.5	3.1
Other revenue	22.5	25.0	(2.5)	(10.0)

	1,146.9	1,115.9	31.0	2.8

Operating expenses
Compensation and benefits	328.3	332.5	(4.2)	(1.3)
Fuel	230.2	171.2	59.0	34.5
Materials	65.5	62.4	3.1	5.0
Equipment rents	45.9	55.5	(9.6)	(17.3)
Depreciation and amortization	119.9	118.6	1.3	1.1
Purchased services and other	158.9	146.4	12.5	8.5

	948.7	886.6	62.1	7.0

Operating income	198.2	229.3	(31.1)	(13.6)

Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	(11.0)	—	(11.0)	—
Other charges	6.7	4.8	1.9	39.6
Interest expense	59.9	46.8	13.1	28.0
Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (1)	26.2	55.1	(28.9)	(52.5)

Income before foreign exchange (gains) losses on long-term debt and other specified items (1)	116.4	122.6	(6.2)	(5.1)

Foreign exchange (gains) losses on long-term debt (FX on LTD)
FX on LTD	16.3	(8.6)	24.9	—
Income tax on FX on LTD (2)	(5.7)	2.6	(8.3)	—

FX on LTD (net of tax)	10.6	(6.0)	16.6	—

Other specified items
Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	21.3	—	21.3	—
Income tax on change in estimated fair value of ABCP	(6.3)	—	(6.3)	—

Change in estimated fair value of ABCP (net of tax)	15.0	—	15.0	—

Net income	$90.8	$128.6	$(37.8)	(29.4)

Earnings per share (EPS)
Basic earnings per share	$0.59	$0.83	$(0.24)	(28.9)
Diluted earnings per share	$0.59	$0.82	$(0.23)	(28.0)

EPS before FX on LTD and other specified items (1)
Basic earnings per share	$0.76	$0.79	$(0.03)	(3.8)
Diluted earnings per share	$0.75	$0.78	$(0.03)	(3.8)

Weighted average number of shares outstanding (millions)	153.5	155.5	(2.0)	(1.3)

Weighted average number of diluted shares outstanding (millions)	154.8	157.4	(2.6)	(1.7)

Operating ratio (1) (3) (%)	82.7	79.5	3.2	—

ROCE before FX on LTD and other specified items (after tax) (1) (3) (%)	9.4	10.1	(0.7)	—
Net debt to net debt plus equity (%)	43.7	36.4	7.3	—

EBIT before FX on LTD and other specified items (1) (3) (millions)	$202.5	$224.5	$(22.0)	(9.8)
EBITDA before FX on LTD and other specified items (1) (3) (millions)	$322.4	$343.1	$(20.7)	(6.0)

(1)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(2)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(3)	EBIT:	Earnings before interest and taxes.

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

	First Quarter
	2008	2007	Variance	%

Commodity Data

Freight Revenues (millions)
- Grain	$232.4	$219.6	$12.8	5.8
- Coal	140.1	131.3	8.8	6.7
- Sulphur and fertilizers	130.7	122.4	8.3	6.8
- Forest products	58.0	72.0	(14.0)	(19.4)
- Industrial and consumer products	167.4	151.9	15.5	10.2
- Automotive	72.1	82.1	(10.0)	(12.2)
- Intermodal	323.7	311.6	12.1	3.9

Total Freight Revenues	$1,124.4	$1,090.9	$33.5	3.1

Millions of Revenue Ton-Miles (RTM)
- Grain	7,498	7,484	14	0.2
- Coal	5,086	4,583	503	11.0
- Sulphur and fertilizers	5,430	4,984	446	8.9
- Forest products	1,525	2,000	(475)	(23.8)
- Industrial and consumer products	4,487	4,133	354	8.6
- Automotive	548	625	(77)	(12.3)
- Intermodal	6,968	6,926	42	0.6

Total RTMs	31,542	30,735	807	2.6

Freight Revenue per RTM (cents)
- Grain	3.10	2.93	0.17	5.8
- Coal	2.75	2.86	(0.11)	(3.8)
- Sulphur and fertilizers	2.41	2.46	(0.05)	(2.0)
- Forest products	3.80	3.60	0.20	5.6
- Industrial and consumer products	3.73	3.68	0.05	1.4
- Automotive	13.16	13.14	0.02	0.2
- Intermodal	4.65	4.50	0.15	3.3

Freight Revenue per RTM	3.56	3.55	0.01	0.3

Carloads (thousands)
- Grain	92.3	89.3	3.0	3.4
- Coal	64.8	58.5	6.3	10.8
- Sulphur and fertilizers	52.3	50.2	2.1	4.2
- Forest products	24.5	30.1	(5.6)	(18.6)
- Industrial and consumer products	80.9	75.7	5.2	6.9
- Automotive	36.3	42.4	(6.1)	(14.4)
- Intermodal	296.7	287.6	9.1	3.2

Total Carloads	647.8	633.8	14.0	2.2

Freight Revenue per Carload
- Grain	$2,518	$2,459	$59	2.4
- Coal	2,162	2,244	(82)	(3.7)
- Sulphur and fertilizers	2,499	2,438	61	2.5
- Forest products	2,367	2,392	(25)	(1.0)
- Industrial and consumer products	2,069	2,007	62	3.1
- Automotive	1,986	1,936	50	2.6
- Intermodal	1,091	1,083	8	0.7

Freight Revenue per Carload	$1,736	$1,721	$15	0.9

Summary of Rail Data (Page 3)

	First Quarter
	2008	2007	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	59,861	57,560	2,301	4.0
Revenue ton-miles (RTM) (millions)	31,542	30,735	807	2.6
Average number of active employees	15,073	14,884	189	1.3
Number of active employees at end of period	15,312	15,048	264	1.8

FRA personal injuries per 200,000 employee-hours (3)	1.37	1.81	(0.44)	(24.3)
FRA train accidents per million train-miles (3)	2.38	2.01	0.37	18.4

Total operating expenses per RTM (cents)	3.01	2.88	0.13	4.5
Total operating expenses per GTM (cents)	1.58	1.54	0.04	2.6
Compensation and benefits expense per GTM (cents)	0.55	0.58	(0.03)	(5.2)
GTMs per average active employee (000)	3,971	3,867	104	2.7

Miles of road operated at end of period (1)	13,199	13,260	(61)	(0.5)

Average train speed — AAR definition (mph)	23.4	23.2	0.2	0.9
Terminal dwell time — AAR definition (hours)	24.1	24.0	0.1	0.4
Car miles per car day	138.3	134.6	3.7	2.7
Average daily total cars on-line — AAR definition (000) (3)	82.8	81.2	1.6	2.0
Average daily active cars on-line (000)	57.2	59.0	(1.8)	(3.1)

U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.28	1.26	0.02	1.6
U.S. gallons of locomotive fuel consumed — total (millions) (2)	76.3	72.3	4.0	5.5

Average foreign exchange rate (US$/Canadian$)	1.007	0.854	0.153	17.9
Average foreign exchange rate (Canadian$/US$)	0.993	1.171	(0.178)	(15.2)

(1)	Excludes track on which CP has haulage rights.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(3)	Prior period figures have been updated to reflect new information.

Canadian Pacific
Management’ Discussion and Analysis
for the three months ended March 31, 2008

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	4
5.3 Operating Ratio	4
5.4 Return on Capital Employed	4
5.5 Impact of Foreign Exchange on Earnings	4

6.0 NON-GAAP EARNINGS	5

7.0 LINES OF BUSINESS	6

7.1 Volumes	6
7.2 Revenues	6
7.2.1 Freight Revenues	6
7.2.2 Other Revenues	7
7.2.3 Freight Revenue per Carload	7

8.0 PERFORMANCE INDICATORS	8

8.1 Safety Indicators	8
8.2 Efficiency and Other Indicators	8

9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS	9

10.0 OTHER INCOME STATEMENT ITEMS	10

11.0 QUARTERLY FINANCIAL DATA	12

12.0 CHANGES IN ACCOUNTING POLICY	12

12.1 2008 Accounting Changes	12
12.2 Future Accounting Changes	13

13.0 LIQUIDITY AND CAPITAL RESOURCES	13

13.1 Operating Activities	13
13.2 Investing Activities	13
13.3 Financing Activities	13
13.4 Free Cash	14

14.0 BALANCE SHEET	15

15.0 FINANCIAL INSTRUMENTS	15

16.0 OFF-BALANCE SHEET ARRANGEMENTS	17

17.0 ACQUISITION	18

18.0 CONTRACTUAL COMMITMENTS	18

19.0 FUTURE TRENDS AND COMMITMENTS	18

20.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	20

20.1 Liquidity	20
20.2 Regulatory Authorities	21
20.3 Labour Relations	22
20.4 General and Other Risks	22

21.0 CRITICAL ACCOUNTING ESTIMATES	22

22.0 SYSTEMS, PROCEDURES AND CONTROLS	24

23.0 FORWARD-LOOKING INFORMATION	24

24.0 GLOSSARY OF TERMS	26
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three months ended March 31, 2008. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 of this MD&A.
April 21, 2008

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 24.0.
Unless otherwise indicated, all comparisons of results for the first quarter of 2008 are against the results for the first quarter of 2007.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,200 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

2

4.0 FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS
For the three months ended March 31 (in millions, except percentages and per-share data)	2008	2007
Revenues	$1,146.9	$1,115.9
Operating income	198.2	229.3
Income, before FX on LTD and other specified items(1)	116.4	122.6
Net income	90.8	128.6
Basic earnings per share	0.59	0.83
Diluted earnings per share	0.59	0.82
Diluted earnings per share, before FX on LTD and other specified items(1)	0.75	0.78
Dividends declared per share	0.2475	0.2250
Free cash(1)	(139.1)	3.0
Total assets at March 31	13,375.2	11,375.2
Total long-term financial liabilities at March 31	6,661.9	5,276.7
Operating ratio	82.7%	79.5%
Return on capital employed before FX on LTD and other specified items(1)	9.4%	10.1%

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0. A reconciliation of free cash to GAAP cash position is provided in Section 13.4.
5.0 OPERATING RESULTS
5.1 Income
Operating income in the first quarter of 2008 was $198.2 million, down $31.1 million, or 13.6%, from $229.3 million. The decrease in first-quarter 2008 operating income reflected:
•	higher costs associated with difficult operating conditions, mainly driven by harsh weather conditions on our central and eastern network;

•	the unfavourable impact of the change in FX of approximately $18 million; and

•	higher fuel prices driven by higher West Texas Intermediate (“WTI”) prices and refining margins, net of fuel recoveries.
These decreases in operating income were partially offset by increases in revenues for bulk, intermodal, and industrial and consumer products.
Net income for the three months ended March 31, 2008 was $90.8 million, down $37.8 million, or 29.4%, from $128.6 million. Net income in first-quarter 2008 decreased primarily due to:
•	lower operating income;

•	the after-tax change in estimated fair value of our investment in Canadian third party asset-backed commercial paper (“ABCP”, discussed further in Section 10.3);

•	FX losses on US dollar-denominated long-term debt (“LTD”), reflecting a weakening in the Canadian dollar on March 31, 2008, compared with December 31, 2007;

•	higher interest expense, primarily due to the funding required for our acquisition of Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”, discussed further in Section 13.3).
These decreases were partially offset by:
•	lower income tax expense driven by a lower tax rate;

•	the recognition of equity earnings from our investment in DM&E (discussed further in Section 17.0); and

•	a one-time future income tax benefit of $10.6 million to reflect the positive impact of reduced corporate income tax rates enacted by the provincial government on our net future income tax balance as at December 31, 2007.

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5.2 Diluted Earnings per Share
Diluted EPS, which is defined in Section 24.0, was $0.59 in the first quarter of 2008, a decrease of $0.23, or 28.0%. This decrease reflected a lower net income. Diluted EPS excluding FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $0.75 in the first quarter of 2008, a decrease of $0.03, or 3.8%. This decrease was mainly due to lower income before FX on LTD and other specified items. Diluted EPS excluding FX on LTD and other specified items is discussed further in Section 6.0.
5.3 Operating Ratio
Our operating ratio increased to 82.7% in the first quarter of 2008, compared with 79.5%. This increase was primarily due to higher operating expenses in the first quarter of 2008 (discussed further in Section 9.0). The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.
5.4 Return on Capital Employed
Return on capital employed (“ROCE”) at March 31, 2008 was 9.4%, down 0.7%, compared with 10.1%. This decrease was primarily due to an increase in net debt resulting from the bridge financing obtained for the acquisition of DM&E (discussed further in Section 17.0). ROCE is discussed further in Section 6.0.
5.5 Impact of Foreign Exchange on Earnings
EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE

For the three months ended March 31	2008 vs. 2007
Average quarterly foreign exchange rates	$0.99 vs. $1.17

Freight revenues
Grain	$(18)
Coal	(2)
Sulphur and fertilizers	(8)
Forest products	(8)
Industrial and consumer products	(17)
Automotive	(7)
Intermodal	(11)
Other revenues	(1)

(Unfavourable) favourable effect	(72)

Operating expenses
Compensation and benefits	12
Fuel	21
Materials	5
Equipment rents	7
Depreciation and amortization	2
Purchased services and other	7

Favourable (unfavourable) effect	54

(Unfavourable) favourable effect on operating income	(18)

Other expenses
Other charges	—
Equity income in DM&E	—
Interest expense	6
Income tax expense, before FX on LTD and other specified items (1)	4

Effect on income, before FX on LTD and other specified items (1)	$(8)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0.
The Canadian dollar strengthened against the US dollar on average by approximately 15% during the first quarter of 2008, compared with the same period in 2007. The average FX rate for converting US dollars to Canadian dollars decreased to $0.99 in first-quarter 2008 from $1.17 in first-quarter 2007. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $6 million. However, a large movement in FX can lead to a change in operating income that falls outside of the aforementioned range. FX fluctuations decreased operating income by approximately $18 million in first-quarter 2008, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses and other economic factors.

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6.0 NON-GAAP EARNINGS

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME	For the three months
(reconciliation of non-GAAP earnings to GAAP earnings)	ended March 31
(in millions, except diluted EPS and operating ratio)	2008	2007
Revenues	$1,146.9	$1,115.9
Operating expenses	948.7	886.6

Operating income	198.2	229.3

Other charges	6.7	4.8
Equity income in DM&E	(11.0)	—
Interest expense	59.9	46.8
Income tax expense, before income tax on FX on LTD and other specified items (1)	26.2	55.1

Income, before FX on LTD and other specified items(1)	116.4	122.6

Foreign exchange (gains) losses on long-term debt
FX on LTD - (gains) losses	16.3	(8.6)
Income tax expense on FX on LTD	(5.7)	2.6

FX on LTD, net of tax — (gains) losses	10.6	(6.0)
Other specified items
Change in estimated fair value of ABCP	21.3	—
Income tax on change in estimated fair value of ABCP	(6.3)	—

Change in estimated fair value of ABCP, net of tax	15.0	—

Net income	$90.8	$128.6

Diluted EPS, before FX on LTD and other specified items(1)	$0.75	$0.78
Diluted EPS, related to FX on LTD, net of tax(1)	(0.06)	0.04
Diluted EPS, related to other specified items, net of tax(1)	(0.10)	—

Diluted EPS, as determined by GAAP	$0.59	$0.82

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on LTD, which can be volatile and short term, and other specified items (discussed further in Section 6.2) that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition of DM&E. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in Section 13.4. Earnings measures that exclude FX on LTD and other specified items, ROCE, net-debt to net-debt-plus-equity ratio, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled. Net-debt to net-debt-plus-equity ratio and interest coverage ratio (discussed further in Sections 13.3.1 and 13.3.2) represent two of many metrics used in assessing the Company’s capital structure and debt servicing capabilities, and they do not have a comparable GAAP measure to which they can be reconciled. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At March 31, 2008, for every $0.01 the Canadian dollar weakens (or strengthens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX loss (or gain) of approximately $4 million, net of hedging.
On a pre-tax basis, we recorded FX losses on LTD of $16.3 million in the first quarter of 2008, as the Canadian dollar exchange rate weakened to $1.0265 relative to the US dollar, compared with $0.9913 on December 31, 2007. We recorded FX gains on LTD of $8.6 million before tax in first-quarter 2007, as the Canadian dollar exchange rate strengthened to $1.1546 relative to the US dollar, compared with $1.1654 on December 31, 2006.
Income tax expense (or benefit) related to FX on LTD is discussed further in Section 10.5.

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6.2 OTHER SPECIFIED ITEMS
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In the first quarter of 2008, there was one other specified items included in net income. We recorded a charge of $15.0 million after tax ($21.3 million before tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3).
There were no other specified items in the first quarter of 2007.
7.0 LINES OF BUSINESS
7.1 Volumes

VOLUMES For the three months ended March 31	2008	2007
Carloads (in thousands)
Grain	92.3	89.3
Coal	64.8	58.5
Sulphur and fertilizers	52.3	50.2
Forest products	24.5	30.1
Industrial and consumer products	80.9	75.7
Automotive	36.3	42.4
Intermodal	296.7	287.6

Total carloads	647.8	633.8

Revenue ton-miles (in millions)
Grain	7,498	7,484
Coal	5,086	4,583
Sulphur and fertilizers	5,430	4,984
Forest products	1,525	2,000
Industrial and consumer products	4,487	4,133
Automotive	548	625
Intermodal	6,968	6,926

Total revenue ton-miles	31,542	30,735

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the first quarter of 2008, as measured by total carloads, increased by 14,000, or 2.2%, and RTM increased by approximately 807 million, or 2.6%.
These increases in carloads and RTMs in first-quarter 2008 were mainly due to strong global demand for bulk products and continued intermodal growth due to strength in global markets and continued offshore sourcing trends.
These increases were partially offset by:
•	a decrease in automotive traffic, which was largely impacted by a weakening of the US economy;

•	continued weakness in forest products due to a slowdown in the US housing market; and

•	the impact of the strengthening of the Canadian dollar on Canadian export producers.
7.2 Revenues
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 11.5% and 11.1% of total revenues for the three months ended March 31, 2008 and March 31, 2007, respectively. The same customer comprised 6.5% and 4.2% of total accounts receivable at March 31, 2008 and March 31, 2007, respectively.

REVENUES
For the three months ended March 31 (in millions)	2008	2007
Grain	$232.4	$219.6
Coal	140.1	131.3
Sulphur and fertilizers	130.7	122.4
Forest products	58.0	72.0
Industrial and consumer products	167.4	151.9
Automotive	72.1	82.1
Intermodal	323.7	311.6

Total freight revenues	1,124.4	1,090.9
Other revenues	22.5	25.0

Total revenues	$1,146.9	$1,115.9

7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,124.4 million in the first quarter of 2008, an increase of $33.5 million, or 3.1%.
Freight revenues in first-quarter 2008 increased mainly due to:
•	continued strong growth in bulk products and intermodal shipments;

•	our fuel recovery programs; and

•	increased freight rates.
These increases were partially offset by:
•	the unfavourable impact of the change in FX of approximately $71 million;

•	weakness in forest products and automotive; and

•	a decrease in coal freight rates.

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7.2.1.1 Grain
Grain revenues for the first quarter of 2008 were $232.4 million, an increase of $12.8 million, or 5.8%, from $219.6 million. This increase was primarily due to higher freight rates and an increase in US grain shipments driven by higher crop yields along with strong commodity prices. These increases were partially offset by the unfavourable impact of the change in FX of approximately $18 million in first-quarter 2008.
7.2.1.2 Coal
Coal revenues for the first quarter of 2008 were $140.1 million, an increase of $8.8 million, or 6.7%, from $131.3 million. This increase was primarily due to a continued strong global demand for metallurgical coal and improved cycle times in the western corridor. These increases were partially offset by decreased freight rates.
7.2.1.3 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the first quarter of 2008 were $130.7 million, an increase of $8.3 million, or 6.8%, from $122.4 million. The increase was primarily due to an increased demand for nutrients for various grains as a result of the change in global diet. This increase was partially offset by the unfavourable impact of the change in FX of approximately $8 million.
7.2.1.4 Forest Products
Forest products revenues for the first quarter of 2008 were $58.0 million, a decrease of $14.0 million, or 19.4%, from $72.0 million. The decrease was primarily due to:
•	continued soft demand for lumber and panel products caused by a continued slowdown in the US housing market and continued impact from the sub-prime mortgage crisis;

•	the impact of the strengthening of the Canadian dollar, which has led to decreased market competitiveness for Canadian producers; and

•	the unfavourable impact of the change in FX of approximately $8 million.
7.2.1.5 Industrial and Consumer Products
Industrial and consumer products revenues for the first quarter of 2008 were $167.4 million, an increase of $15.5 million, or 10.2%, from $151.9 million. This increase was primarily due to strength in chemical, energy, and plastics shipments to and from Alberta as well as increases in freight rates. These increases were partially offset by the unfavourable impact of the change in FX of approximately $17 million.
7.2.1.6 Automotive
Automotive revenues for the first quarter of 2008 were $72.1 million, a decrease of $10.0 million, or 12.2%, from $82.1 million. This decrease was primarily due to the unfavourable impact of the change in FX of approximately $7 million and a weakening of the US economy resulting in lower shipments.
7.2.1.7 Intermodal
Intermodal revenues for the first quarter of 2008 were $323.7 million, an increase of $12.1 million, or 3.9%, from $311.6 million. This increase was primarily due to increased freight rates and growth in both import and export container shipments from the Port of Vancouver, partially offset by the unfavourable impact of the change in FX of approximately $11 million.
7.2.2 Other Revenues
Other revenues for the first quarter of 2008 were $22.5 million, relatively unchanged from $25.0 million for the first quarter of 2007.
7.2.3 Freight Revenue per Carload

FREIGHT REVENUE PER CARLOAD
For the three months ended March 31 ($)	2008	2007
Freight revenue per carload	1,736	1,721
Grain	2,518	2,459
Coal	2,162	2,244
Sulphur and fertilizers	2,499	2,438
Forest products	2,367	2,392
Industrial and consumer products	2,069	2,007
Automotive	1,986	1,936
Intermodal	1,091	1,083
Total freight revenue per carload in the first quarter of 2008 remained relatively unchanged from first-quarter 2007. This reflected 7.4% improvements in freight rates and mix per car, which were offset by the unfavourable impact of the change in FX.

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8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 24.0.

PERFORMANCE INDICATORS(1)

For the three months ended March 31	2008	2007
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.37	1.81
FRA train accidents per million train-miles	2.38	2.01
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	59,861	57,560
Car miles per car day	138.3	134.6
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.28	1.26
Terminal dwell (hours)	24.1	24.0
Average train speed (miles per hour)	23.4	23.2
Number of active employees – end of period	15,312	15,048
Freight revenue per RTM (cents)	3.56	3.55

(1)	Certain comparative period figures have been updated to reflect new information.
8.1 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours was 1.37 for the first quarter of 2008, compared with 1.81.
The FRA train accident rate for the first quarter of 2008 was 2.38 accidents per million train-miles, compared with 2.01.
8.2 Efficiency and Other Indicators
GTMs increased 4.0% in the first quarter of 2008. This was mainly due to growth in bulk traffic and industrial and consumer products, partially offset by a decrease in forest products and automotive. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Car miles per car day improved by 2.7% in first-quarter 2008, driven by productivity gains in the covered hopper fleet and export coal service, partially offset by weather-related impact on automotive fleet.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 1.6% in first-quarter 2008. This increase was primarily due to difficult operating conditions, mainly driven by harsh weather conditions on our central and eastern network. The increases were partially offset by on-going fuel-conservation programs.
Terminal dwell, the average time a freight car resides in a terminal, increased 0.4% in the first quarter of 2008. This increase was primarily due to weather-related issues and incidents.
Average train speed increased 0.9% in the first quarter of 2008. This improvement was largely driven by adding locomotives to our coal trains, thereby allowing coal trains to operate with greater velocity and increased fluidity in the western corridor. The improvement was largely offset by weather-related incidents and outages in the eastern and central part of our network.
The number of active employees at March 31, 2008 increased by 264, or 1.8%, compared with March 31, 2007. This increase was primarily due to the number of employees added to fill vacancies and process higher traffic volumes expected for 2008. Approximately 7% of employees were assigned to capital projects at March 31, 2008, which remained unchanged from March 31, 2007.
Freight revenue per RTM in the first quarter of 2008 remained relatively unchanged. This increase reflected a 6.9% improvement in freight rates and mix per RTM, which were offset by the unfavourable impact of the change in FX.

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9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS
OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS(1)

For the three months ended March 31	2008		2007
		% of		% of
(in millions)	Expense	revenue	Expense	revenue
Compensation and benefits	$328.3	28.6	$332.5	29.8
Fuel	230.2	20.1	171.2	15.4
Materials	65.5	5.7	62.4	5.6
Equipment rents	45.9	4.0	55.5	5.0
Depreciation and amortization	119.9	10.4	118.6	10.6
Purchased services and other	158.9	13.9	146.4	13.1

Total	$948.7	82.7	$886.6	79.5

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0.
Operating expenses, before other specified items, were $948.7 million for the first quarter of 2008, up $62.1 million, or 7.0%, from $886.6 million.
Operating expenses for the first quarter of 2008 increased primarily due to:
•	higher fuel prices driven by higher WTI prices and refining margins;

•	increased volumes as measured by GTMs and RTMs in first-quarter 2008; and

•	weather and casualty related expenses.
These increases in operating expenses were partially offset by the favourable impact of the change in FX of approximately $54 million.
9.1 Compensation and Benefits
Compensation and benefits expense was $328.3 million in the first quarter of 2008, a decrease of $4.2 million, or 1.3%, from $332.5 million. This decrease was primarily due to the favourable impact of the change in FX of approximately $12 million and lower pension expenses. These decreases were partially offset by increased labour expenses due to inflation and higher number of employees.
9.2 Fuel
Fuel expense was $230.2 million in the first quarter of 2008, an increase of $59.0 million, or 34.5%, from $171.2 million. This increase was primarily due to:
•	higher WTI prices and refining margins;

•	increased volumes; and

•	a higher rate of fuel consumption, driven by harsh weather conditions.
These increases were partially offset by the favourable impact of the change in FX of approximately $21 million.
9.3 Materials
Materials expense was $65.5 million in first-quarter 2008, an increase of $3.1 million, or 5.0%, from $62.4 million. This increase was mainly due to the higher cost of materials used for locomotive repair and servicing costs.
9.4 Equipment Rents
Equipment rents expense was $45.9 million in the first quarter of 2008, a decrease of $9.6 million, or 17.3%, from $55.5 million. This decrease was mainly due to the favourable impact of the change in FX of approximately $7 million and lower lease rates. These decreases were partially offset by higher costs due to network and supply chain disruptions.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $119.9 million in the first quarter of 2008, an increase of $1.3 million, or 1.1%, from $118.6 million. This increase was primarily due to additions to capital assets for track and locomotives, which were partially offset by asset retirements and rate adjustments and the favourable impact of the change in FX of approximately $2 million.
9.6 Purchased Services and Other
Purchased services and other expense was $158.9 million in first-quarter 2008, an increase of $12.5 million, or 8.5%, from $146.4 million. This increase was mainly due to:
•	weather and casualty related expenses;

•	inflation; and

•	increased contract services and consulting fees.
These increases were partially offset by the favourable impact of the change in FX of approximately $7 million.

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10.0 OTHER INCOME STATEMENT ITEMS
10.1 Other Charges
Other charges was an expense of $6.7 million in the first quarter of 2008, relatively unchanged compared to $4.8 million.
10.2 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Equity income in DM&E was $11.0 million in the first quarter of 2008, compared to nil. The inclusion of the equity earnings of DM&E began in the fourth quarter of 2007.
10.3 Change in Estimated Fair Value of Canadian Third Party Asset-backed Commercial Paper
At March 31, 2008, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.
On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.
On March 17, 2008, a court order was obtained through which the restructuring of the ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act. It is expected that a vote to approve the restructuring will occur on April 25, 2008. This approval will be requested on the basis of all ABCP investments being a single class for the purpose of voting. The restructuring must obtain a majority of votes by number of investors and a two-thirds majority by value of holding. Should these thresholds be reached, it is likely the restructuring will be approved by the Court and implemented by the end of May 2008.
On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement TA Tracking long-term floating rate notes with a maturity of approximately eight and one half years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

•	$117.8 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months
•	Class A-1: $61.4 million

•	Class A-2: $45.0 million

•	Class B: $7.9 million

•	Class C: $3.5 million
The replacement notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and
•	$13.3 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages. On restructuring, the Company is likely to receive IA Tracking long-term floating rate notes with maturities of approximately between five years and three months and eight years and seven months. These notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at March 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

10

Probability weighted average interest rate	3.6 per cent
Weighted average discount rate	7.1 per cent
Maturity of long-term floating rate notes	five to nine years
Credit losses	rated notes(1): nil to 15 percent
unrated notes(2): 15 to 100 percent

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $5 million.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. In addition, while the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with a successful approval of the restructuring plan.
In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.
Based on additional information that became available during the first quarter of 2008, the probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $100.8 million at March 31, 2008. This was a reduction from the estimated fair value at December 31, 2007 of $122.1 million. As a result, a further $21.3 million before tax ($15.0 million after tax) was recorded as a charge to income in the first quarter of 2008. This represents 15 percent of the original value, bringing the total write-down to a total of approximately 30 percent of the original value.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.
10.4 Interest Expense
Interest expense was $59.9 million in the first quarter of 2008, an increase of $13.1 million from $46.8 million. This increase was primarily due to the use of bridge financing to fund the acquisition of DM&E (discussed further in Section 13.3) and the issuance of US$450 million notes in the second quarter of 2007. These increases were partially offset by the favourable impact from the change in FX on US dollar-denominated interest expense and increased income from higher cash balances.
10.5 Income Taxes
Income tax expense was $14.2 million in the first quarter of 2008, a decrease of $43.5 million from $57.7 million. This decrease was mainly due to lower earnings and a one-time future income tax benefit of $10.6 million recorded in the first quarter of 2008 resulting from a tax rate change implemented by the provincial government.
The effective income tax rate for first-quarter 2008 was 13.6%, compared with 31.0% for first-quarter 2007. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income, and other specified items) for first-quarter 2008 was 20.0%, compared with 31.0% for first-quarter 2007. In addition to the provincial rate reduction, the change in the normalized tax rate was primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2008 income tax rate of between 27% and 29%. The outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (see Sections 20.0 and 21.4 for a discussion of these assumptions and other factors affecting our expectations for 2008). We expect to have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that

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our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense. A reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With the reclassification, the tax benefit of these losses is matched to the transactions that utilize them. As a result of this review, the income tax associated with this reclassification on FX on LTD, which is a non-GAAP measure, was nil in the first quarter of 2008 (first-quarter 2007 — an increase of $0.4 million). The income tax expense, before income tax on FX on LTD, which is a non-GAAP measure (discussed further in Section 6.0), was reduced by the same amount in the same periods.
11.0 QUARTERLY FINANCIAL DATA
QUARTERLY FINANCIAL DATA

For the quarter ended	2008	2007				2006
(in millions, except per share data)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	$1,146.9	$1,188.3	$1,187.9	$1,215.5	$1,115.9	$1,190.4	$1,151.3	$1,131.0
Operating income	198.2	305.5	321.7	307.7	229.3	320.1	299.1	282.6
Net income	90.8	342.3	218.6	256.7	128.6	145.6	163.8	378.1
Income, before FX on LTD and other specified items(1)	116.4	185.1	190.3	174.8	122.6	181.0	169.7	160.7

Basic earnings per share	$0.59	$2.23	$1.43	$1.66	$0.83	$0.93	$1.05	$2.39
Diluted earnings per share	0.59	2.21	1.41	1.64	0.82	0.92	1.04	2.37
Diluted earnings per share, before FX on LTD and other specified items(1)	0.75	1.20	1.23	1.12	0.78	1.15	1.07	1.00

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0.
11.1 Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
12.0 CHANGES IN ACCOUNTING POLICY
12.1 2008 Accounting Changes
12.1.1 Financial Instrument and Capital Disclosures
The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments — Disclosures”, Section 3863 “Financial Instruments — Presentation”, and Section 1535 “Capital Disclosures”.
Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” replace Section 3861 “Financial Instruments — Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.
Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.
The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements; however, it resulted in expanded disclosure in Note 12 and Note 18 to the Company’s March 31, 2008 unaudited Interim Consolidated Financial Statements.
12.1.2 Inventories
Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The Company currently reflects materials

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and supplies at the lower of cost and replacement value. This standard requires the reversal of previously recorded write-downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not have a material impact on CP’s financial statements.
12.2 Future Accounting Changes
12.2.1 Goodwill and intangible assets
In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18.0 and Section 19.3. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 20.1. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $160.0 million in the first quarter of 2008, a decrease of $67.7 million from $227.7 million in the same period of 2007. This decrease was mainly due to lower operating income and higher cash taxes.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
13.2 Investing Activities
Cash used in investing activities was $270.9 million in the first quarter of 2008, an increase of $75.3 million from $195.6 million in the same period of 2007. This increase was primarily due to an acquisition of assets held for sale and leaseback, where the sale and leaseback is expected to be completed by the end of 2008. This increase was partially offset by a decrease in capital expenditures.
Capital spending in 2008 is projected to be between $885 million and $895 million, which is similar to the 2007 capital program. While the expected total capital program for 2008 remains relatively unchanged from 2007 spending levels, it will incorporate an increase for the maintenance and upgrade of rail, ballast, crossties and other basic right-of-way infrastructure components for which some spending was deferred in 2007 due to the 26-day strike by CP’s maintenance of way employees in Canada during the second quarter of 2007 (“CP strike”). CP will also increase investments in information technology to improve the systems that manage railway operations and customer shipments, as well as investments planned to increase capacity of track and signalling systems in key corridors to improve end-to-end fluidity and increase train speed over the existing network. Compared to 2007, CP will also increase investments in modifications and upgrades to the freight car fleet to ensure customers continue to receive the quality of rail cars they require. This includes the ongoing program to upgrade government-owned grain cars to reduce grain spillage and protect wildlife along CP’s right-of-way as well as upgrades to the automotive rail car fleet. These increases will be offset by reduced spending levels on strategic land purchases as these were largely completed in 2007. These capital investments do not include capital spending programs for the DM&E (discussed further in Section 17.0). Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20.0 for a discussion of these assumptions and other factors affecting our expectations for 2008).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
13.3 Financing Activities
Cash used in financing activities was $195.9 million in the first quarter of 2008, an increase of $65.1 million from $130.8 million in the same period of 2007. This increase was primarily due to an additional $77.9 million net repayment of short-term and long-term borrowings in the first quarter of 2008, partially offset by the repurchase of CP shares in the first quarter of 2007.

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CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term note prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year notes in May 2007 under the US-dollar base shelf prospectus which was used to repay long-term debt, to repurchase CP shares through normal course issuer bids (discussed further in Section 14.4), and to partially finance the acquisition of DM&E on October 4, 2007.
In October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement to provide bridge financing specifically to fund the acquisition of DM&E (discussed further in Section 17.0). The credit facility bears interest at a variable rate based on LIBOR. On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to close the acquisition of DM&E.
We also have available, as sources of financing, unused credit facilities of up to $539 million.
13.3.1 Net-debt to Net-debt-plus-equity Ratio
At March 31, 2008, our net-debt to net-debt-plus-equity ratio (discussed further in Section 6.0) increased to 43.7%, compared with 36.4% at March 31, 2007. This increase in 2008 was primarily due to:
•	the bridge financing obtained for the acquisition of DM&E;

•	the issuance of US$450 million notes in May 2007; and

•	the reclassification of ABCP from “Cash and cash equivalents” to “Investments” (discussed further in Section 10.3).
These increases were partially offset by an increase in equity driven by earnings and the impact of the strengthening of the Canadian dollar on March 31, 2008, compared with March 31, 2007.
Net-debt to Net-debt-plus-equity ratio is calculated as follows. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest Coverage Ratio
At March 31, 2008, our interest coverage ratio (discussed further in Section 6.0) decreased to 5.0, compared with 5.7 at March 31, 2007. This decrease was primarily due to a higher interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 13.3) and the change in estimated fair value of our investment in ABCP (discussed further in Section 10.3).
Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by interest expense. EBIT is a non-GAAP measure that is calculated as operating income, before other specified items less the sum of the before-tax change in estimated fair value of our investment in ABCP, other charges and equity income in DM&E.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. With the acquisition of the DM&E, CP’s ratings were downgraded in the fourth quarter of 2007 by DBRS and Moody’s from “BBB(high)” and “Baa2”, respectively. Our rating with S&P remained unchanged but with a negative outlook. CP intends to permanently finance the DM&E acquisition in a manner that preserves our investment grade rating.

CALCULATION OF FREE CASH (reconciliation of free cash to GAAP cash position)

For the three months ended March 31 (in millions)	2008	2007
Cash provided by operating activities	$160.0	$227.7
Cash used in investing activities	(270.9)	(195.6)
Dividends paid	(34.5)	(29.1)
Add back acquisition of DM&E(1)	6.3	—

Free cash(2)	(139.1)	3.0
Cash used in provided by financing activities, excluding dividend payment	(161.4)	(101.7)
Acquisition of DM&E(1)	(6.3)	—

Increase / (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	(306.8)	(98.7)

Net cash at beginning of period	378.1	124.3

Net cash at end of period	$71.3	$25.6

(1)	The acquisition of DM&E is discussed further in Section 17.0.

(2)	Free cash has no standardized meanings prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0.
13.4 Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition of DM&E. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base.
There was negative free cash of $139.1 million in the first

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quarter of 2008, compared with a positive free cash of $3 million in the same period of 2007. This decrease in free cash was primarily due to the acquisition of assets held for sale and leaseback, where the sale and leaseback is expected to be completed by the end of 2008, and a decrease in cash generated by operating activities (as discussed in Section 13.1), partially offset by decreased capital spending.
We expect to generate a lower amount of free cash in 2008, compared with 2007, as a result of increased income tax payments, mainly due to the Company now being cash tax payable (discussed further in Section 10.5). Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20.0 and Section 23.0 for a discussion of these assumptions and other factors affecting our expectations for 2008). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in Section 7.2, Section 9.0, Section 10.0 and Section 13.0.
14.0 BALANCE SHEET
14.1 Assets
Assets totalled $13,375.2 million at March 31, 2008, compared with $13,365.0 million at December 31, 2007. This increase in assets in first-quarter 2008 was mainly due to an increase in assets held for sale and leaseback and the favourable impact of the change in FX on our US dollar-denominated assets. This was partially offset by a decrease in cash.
14.2 Total Liabilities
Our combined short-term and long-term liabilities were $7,844.1 million at March 31, 2008, compared with $7,907.1 million at December 31, 2007. This decrease in total liabilities was mainly due to a decrease in short-term borrowing, partially offset by an increase in long-term debt as a result of the unfavourable impact of the change in FX on our US dollar-denominated debt.
14.3 Equity
At March 31, 2008, our Consolidated Balance Sheet reflected $5,531.1 million in equity, compared with an equity balance of $5,457.9 million at December 31, 2007. This increase in equity was primarily due to growth in retained income driven by net income and the issuance of Common Shares for stock options exercised, partially offset by dividends.
14.4 Share Capital
At March 31, 2008, 153,630,553 Common Shares and no Preferred Shares were issued and outstanding.
At March 31, 2008, 8.0 million options were outstanding under our Management Stock Option Incentive Plan and Directors’ Stock Option Plan, and 2.3 million Common Shares have been reserved for issuance of future options. Each option granted can be exercised for one Common Share.
From time to time, the Company repurchases its own shares for cancellation. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
The information on our 2006 and 2007 normal course issuer bids (“NCIB”) as well as the private share repurchase disclosed in our MD&A documents for the year ended December 31, 2007 remains unchanged. As of March 31, 2008, the 2007 NCIB had not been reinstated.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.
14.5 Dividends
On February 19, 2008, our Board of Directors declared a quarterly dividend of $0.2475 per share (2007 — $0.2250 per share) on the outstanding Common Shares. The dividend is payable on April 28, 2008 to holders of record at the close of business on March 28, 2008.
15.0 FINANCIAL INSTRUMENTS
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates and the price of fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess

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whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A documents for the year ended December 31, 2007.
15.1 Interest Rate Management
15.1.1 Interest Rate Swaps
At March 31, 2008, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200 million or CAD$205.3 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended March 31, 2008, the Company recorded a loss of $0.2 million (March 31, 2007 — $0.4 million) to “Interest expense”. At March 31, 2008, the unrealized gain, derived from the fair value of the swap, was $13.2 million (December 31, 2007 — $5.5 million) which was reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps are fully effective.
15.1.2 Interest and Treasury Rate Locks
During 2007, the Company entered into agreements that established the benchmark rate on $350.0 million of long-term debt, which is expected to be issued in 2008. The fair value of this instrument, which is accounted for as a cash flow hedge, was a loss of $40.5 million at March 31, 2008 (December 31, 2007 — $30.6 million) and was reflected in “Accounts payable and accrued liabilities”. During the three months ended March 31, 2008, losses of $0.9 million were recognised and recorded in net income and unrealized losses of $9.0 million were recorded in other comprehensive income.
At March 31, 2008, net unamortized losses for previously settled interest and treasury rate locks of $2.1 million was reflected in “AOCI” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in a decrease in interest expense and a decrease in “Other comprehensive income” on the Statement of Consolidated Income of $0.1 million in first-quarter 2008. The amortization of these gains and losses resulted in a reduction in interest expense by $0.1 million in first-quarter 2007.
15.2 Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
15.2.1 Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at March 31, 2008 nor at March 31, 2007. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for the first quarters of 2008 and 2007, as no forward hedges settled.
15.2.2 Currency Forward on Long-term Debt
In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. During the three months ended March 31, 2008, the Company recorded a gain of $13.9 million to “Foreign exchange (gain) loss on long-term debt”. At March 31, 2008, the unrealized loss on the forward was $1.8 million (December 31, 2007 – $15.7 million) was included in “Deferred liabilities”.
15.3 Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
15.3.1 Crude Oil Swaps
At March 31, 2008, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 327,000 barrels over the 2008-2009 period at average quarterly prices ranging from US$30.59 to US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases in 2008 and 2009, respectively. At March 31, 2008, the unrealized gain on these forward contracts was CAD$20.6 million (December 31, 2007 — CAD$21.4 million) and was reflected in “Accounts receivable and other current assets” and “Other assets and deferred charges”.

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At March 31, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$11.8 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.3008. At March 31, 2008, the unrealized loss on these forward contracts was CAD$2.5 million (December 31, 2007 — CAD$3.5 million) and was recognized in “Accounts payable and accrued liabilities” and “Deferred liabilities”.
For the three months ended March 31, 2008, “Fuel expense” was reduced by $3.9 million (three months ended March 31, 2007 — $4.6 million) as a result of $4.6 million in realized gains (three months ended March 31, 2007 — $4.9 million) arising from settled swaps, partially offset by $0.7 million in realized losses (three months ended March 31, 2007 — $0.3 million) arising from the settled FX forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense before tax and hedging will increase by approximately $7 to $8 million, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel recoveries.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swap (“TRS”)
During May 2006, CP entered into a TRS to reduce the volatility and total cost to the Company over time of four stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) (discussed further in Section 19.1). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in these stock-based compensation programs due to fluctuations in share price during the period the TRS is in place. “Compensation and benefits expense” on our Statement of Consolidated Income included an unrealized gain on these swaps of $2.7 million in the first quarter of 2008 (2007 — unrealized gain of $6.3 million). At March 31, 2008, the unrealized loss of $1.1 million on the TRS was included in “Deferred liabilities” on our Consolidated Balance Sheet, compared to an unrealized loss of $3.8 million at December 31, 2007.
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2007 remains substantially unchanged, except as updated as follows:
16.1 Sale of Accounts Receivable
At March 31, 2008, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (March 2007 — $120.0 million). Losses of $1.6 million on the securitization program in first-quarter 2008 (first-quarter 2007 — losses of $1.3 million) were included in “Other charges” on our Statement of Consolidated Income.
We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. At March 31, 2008, the fair value of the retained interest was approximately 15% of the receivables sold, or $18 million (2007 – fair value of approximately 22%, or $26 million) and was included in “Accounts receivable and other current assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated the carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $361.7 million for the first quarter of 2008, compared with $377.1 million. We have complied with all termination tests during the program.
16.2 Guarantees
At March 31, 2008 we have certain guarantees, including, but not limited to, residual value guarantees on certain leased equipment, of $328.9 million, compared with $363.9 million at March 31, 2007. In addition, we have residual value guarantees of $11.4 million related to our investment in DM&E at March 31, 2008. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 17 to the Company’s March 31, 2008 unaudited Interim Consolidated Financial Statements). These accruals do not include any amounts for residual value guarantees.

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17.0 ACQUISITION
17.1 Dakota, Minnesota & Eastern Railroad Corporation
In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with approximately 2,500 miles of track in the US Midwest and primary customers in agri-products and merchandise. DM&E is connected to the CP network at Minneapolis, Chicago and Winona. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the Powder River Basin (“PRB”), which contains the largest deposit of low-cost, low-sulphur coal in North America.
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E for a purchase price of approximately US$1.5 billion, including acquisition costs. Future contingent payments of up to US$1.05 billion may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt (discussed further in Section 13.3).
The purchase is subject to review and approval by the US Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust. The Company anticipates that the STB will complete its review and provide a final ruling during 2008. During the review period, the investment in the DM&E will be accounted for on an equity basis. Equity income for the three months ended March 31, 2008 of $11.0 million has been included in “Equity income in Dakota, Minnesota & Eastern railroad corporation”.
If the proposed transaction is approved by the STB, the acquisition will be accounted for using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.
Preliminary purchase price allocation is disclosed in Note 11 to the 2007 Annual Financial Statements.
18.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS AT MARCH 31, 2008
Payments due by period		Remainder	2009 &	2011 &	2013 &
(in millions)	Total	of 2008	2010	2012	beyond
Long-term debt	$4,055.2	$19.1	$1,696.0	$474.5	$1,865.6
Capital lease obligations	279.3	1.6	34.0	14.2	229.5
Operating lease obligations(1)	729.5	104.8	203.2	157.9	263.6
Supplier purchase obligations	831.8	140.2	203.4	183.5	304.7
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	2,691.0	99.4	205.7	171.7	2,214.2
Total contractual obligations	$8,586.8	$365.1	$2,342.3	$1,001.8	$4,877.6

(1)	We have certain guarantees, including, but not limited to, residual value guarantees on certain leased equipment of $328.9 million (discussed in Section 16.2) not included in the minimum payments shown above, as management estimates that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2008 to 2022. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 19.4. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “after 5 years” category in this table. Future income taxes are further discussed in Section 21.4.
19.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2007 remains substantially unchanged, except as updated as follows:
19.1 Stock Price
The market value of our Common Shares increased $1.78 per share on the Toronto Stock Exchange in the first quarter of 2008 (from $64.22 to $66.00). The market value of our Common Shares increased $3.55 per share on the Toronto Stock Exchange in the first quarter of 2007 (from $61.40 to $64.95). These changes in share price caused corresponding increases in the value of our outstanding SARs, DSUs, RSUs and PSUs.
Effective the second quarter of 2006, we put in place a TRS to mitigate gains and losses associated with the effect of our share price on the SARs, DSUs, RSUs and PSUs. Excluding the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $5.4 million in first-quarter 2008 based on the change in share price, compared with the same period in 2007. This cost was $9.9

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million in first-quarter 2007 based on the change in share price, compared with the same period in 2006. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $2.7 million in first-quarter 2008 and $3.6 million in first-quarter 2007.
19.2 Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
19.3 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 and Section 18.0, we are party to certain other financial commitments set forth in the adjacent table and discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT MARCH 31, 2008

		Remainder	2009 &	2011 &	2013 &
Amount of commitment per period (in millions)	Total	of 2008	2010	2012	beyond

Letters of credit	$339.0	$339.0	$—	$—	$—
Capital commitments	553.3	188.6	145.2	31.2	188.3
Offset financial liability	193.2	193.2	—	—	—
Total commitments	$1,085.5	$720.8	$145.2	$31.2	$188.3
19.3.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
19.3.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At March 31, 2008, we had multi-year capital commitments of $553.3 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2008 through 2022. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
19.3.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At March 31, 2008, the loan had a balance of $198.3 million, offset by a financial asset of $193.2 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
19.4 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 47% and 53% of the plans’ assets are invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, as a minimum, meet pension legislative requirements.
We made contributions of $20.6 million to the defined benefit pension plans in the first quarter of 2008, compared with $20.4 million.
The minimum 2008 contribution requirement for our main pension plan will be set out in an updated actuarial valuation as at January 1, 2008 (to be finalized in June 2008). At this time, we expect our pension contribution in 2008 to be similar to 2007.

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Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.
19.5 Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 21.1) totalled $13.7 million in the first quarter of 2008, compared with $13.2 million. Payments relating to the labour liabilities were $12.3 million in the first quarter of 2008, compared with $12.5 million.
Cash payments for restructuring and environmental initiatives are estimated to be $47 million for the remainder of 2008, $42 million in 2009, $35 million in 2010, and a total of $107 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $28 million for the remainder of 2008, $25 million in 2009, $21 million in 2010, and a total of $51 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
20.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential severity and the ability of the risk to impact our financial position and reputation, taking into account existing management control and likelihood. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events.
Key areas of business risks and uncertainties that we have identified through our ERM framework and our mitigating strategies are discussed in Section 22.0 of our MD&A for the year ended December 31, 2007. This information on business risks and enterprise risk management remains substantially unchanged, except as updated as follows. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
20.1 Liquidity
CP has long term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The ratings of Moody’s and DBRS have a stable outlook. The S&P rating has a negative outlook.
CP has the following liquidity lines available:
•	a five year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $539 million was available on March 31, 2008;
•	an accounts receivable securitization program that provides up to $200 million in invested amount. On March 31, 2008, $80 million in available capacity remained. The program expires in September 2009; and
•	an 18 month US$1.8 billion temporary credit facility was established to acquire the DM&E. On October 4, 2007, US$1.27 billion was drawn to close the transaction. The facility expires in April 2009.
These facilities are arranged with a core group of highly rated international banks. They incorporate pre-agreed pricing. The revolving credit facility and the temporary credit facility are available on next day terms. The accounts receivable securitization program capacity is available on five days notice.
CP plans to access both Canadian and US debt capital markets in various maturities to secure long term financing for the temporary credit facility. Market conditions allowing, CP will access debt capital markets periodically prior to the expiry of the temporary credit facility in order to minimize risk and optimize pricing. It is CP’s intention to manage its long term financing structure to maintain its investment grade rating. CP may decide to enter certain derivative instruments to reduce interest rate exposure in advance of these issuances.

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Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
20.2 Regulatory Authorities
20.2.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transport Agency (“Agency”) and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) contains shipper rate and service remedies, including final-offer arbitration, competitive line rates, and compulsory inter-switching.
In Canada, legislation amending the CTA was passed and is now in effect as law in Bill C-11 and Bill C-8. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, final offer arbitration, charges for ancillary services, and railway noise. The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. The Agency has decided that the grain revenue cap should be adjusted down by approximately $2.59 per tonne retroactive to August 1, 2007. CP has filed an appeal of this decision. The retroactive component of this adjustment, which is estimated to be approximately $23 million, is, among other things, not considered to be legally supportable and, as such a provision has not been made. Noise complaints have been filed with the Agency, and these noise complaints have been resolved through mediation. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-8 or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance.
The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB has published new rules for the imposition of fuel surcharges and has promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP of such new rules and any rules or regulation which might be forthcoming as a result of current STB reviews.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
20.2.2 Security
We are subject to statutory and regulatory directives in the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Current proposed regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazard materials, especially toxic inhalation materials. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary customs programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;
•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;
•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the Association of American Railroads (“AAR”) to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials; and

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•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration.
20.3 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
Agreements are in place with all seven bargaining units that represent our employees in Canada and 16 of 27 bargaining units that represent employees in our US operations. The following is a negotiations status summary:
20.3.1 Canada
•	On January 26, 2008, CP and the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, reached a tentative three-year agreement extending through to the end of 2010. This agreement was ratified on February 15, 2008.
•	On December 5, 2007, CP and the Teamsters Canada Rail Conference (TCRC-RTE), which represents employees who operate trains, reached a tentative five-year agreement extending through the end of 2011. This agreement was ratified on February 13, 2008.
•	On July 18, 2007, a three-year agreement extending through December 31, 2009 with the Teamsters Canada Rail Conference (TCRC-MWED), which represents employees who maintain track infrastructure and perform capital programs, was ratified.
•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.
•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.
•	A three-year agreement with the Steelworkers Union, representing intermodal operation and clerical employees extends to the end of 2009.
•	A three-year collective agreement, with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, extends to the end of 2008.
20.3.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary and 13 bargaining units of our Delaware and Hudson Railway (“D&H”) subsidiary.
With respect to Soo Line, negotiations are underway with three bargaining units representing track maintainers, conductors, and car repair employees. Agreements with the bargaining units representing locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermaker and blacksmiths, and mechanical supervisors extend through 2009. Agreements, all of which extend through 2009, with the bargaining units representing electricians, signal maintainers, mechanical labourers and sheet metal workers were ratified in the first quarter of 2008.
D&H has agreements in place with five unions representing mechanical supervisors, mechanical labourers, machinists, police and yard supervisors. Negotiations are underway with electricians, track maintainers, conductors, clerks, signal repair employees, engineering supervisors, and car repairers. Tentative agreement with the bargaining unit representing locomotive engineers is subject to employee ratification.
20.4 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors including, but not limited to, natural disasters, security threats, weather, insect populations, commodity pricing, global supply and demand, and supply chain efficiency, as well as developments affecting North America’s agricultural, mining, forest products, consumer products, import/export and automotive sectors.
21.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
21.1 Environmental Liabilities
At March 31, 2008, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $105.5 million, of which the long-term portion amounting to $85.6 million was included in “Deferred liabilities” and the short-term portion

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amounting to $19.9 million was included in “Accounts payable and accrued liabilities”. Total payments were $1.2 million in the first quarter of 2008 and $0.6 million in the same period of 2007. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $1.8 million in first-quarter 2008 and a decrease of $0.6 million in first-quarter 2007.
21.2 Pensions and Other Benefits
“Other assets and deferred charges” on our March 31, 2008 Consolidated Balance Sheet included prepaid pension costs of $1,115.7 million. Our Consolidated Balance Sheet also included $0.3 million in “Accounts payable and accrued liabilities” and $0.8 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $205.7 million in “Deferred liabilities” and post-retirement benefits accruals of $18.9 million in “Accounts payable and accrued liabilities” on our March 31, 2008 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our March 31, 2008 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $19.1 million in the first quarter of 2008, compared with $27.4.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $10.3 million in first-quarter 2008, compared with $16.2 million. Defined benefit pension expense was $9.4 million in the first quarter of 2008, compared with $15.1 million. Defined contribution pension expense was $0.9 million in the first quarter of 2008, compared with $1.1 million. Post-retirement benefits expense was $8.8 million in the first quarter of 2008, compared with $11.2 million.
21.3 Property, Plant and Equipment
At March 31, 2008, accumulated depreciation was $5,336.6 million. Depreciation expense relating to properties amounted to $119.9 million in the first quarter of 2008, compared with $118.6 million.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $1.3 million in the first quarter of 2008 primarily due to capital additions to locomotives and track investment.
21.4 Future Income Taxes
Future income tax recovery totalling $4.5 million was included in income tax for the first quarter of 2008, compared with $38.5 million of future income tax expense. The change in future income tax for first-quarter 2008 was primarily due to tax rate changes implemented by the provincial government (discussed further in Section 10.5). At March 31, 2008, future income tax liabilities of $1,703.9 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $70.6 million realizable within one year were recorded as a current asset.
21.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $19.0 million in the first quarter of 2008, compared with $13.5 million.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $155.7 million, net of insurance recoveries, at March 31, 2008. The total accrual included $98.2 million in “Deferred liabilities” and $82.8 million in “Accounts payable and accrued liabilities”, offset by $11.6 million in “Other assets and deferred charges” and $13.7 million in “Accounts receivable”.

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21.6 Canadian Third Party Asset-backed Commercial Paper
At March 31, 2008, ABCP has been valued at its estimated fair value (discussed further in Section 10.3). ABCP, at its estimated fair value of $100.8 million, was included in “Investments”. An estimated change in fair value of $21.5 million was recognized as a charge to income in “Change in estimated fair value of Canadian third party asset-backed commercial paper” the third quarter of 2007, and a further estimated change in fair value of $21.3 million was recognized as a charge to income to the same account in the first quarter of 2008.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which would impact the Company’s near term earnings.
22.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
23.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20.0 and elsewhere in this MD&A and Section 22.0 in our MD&A for the year ended December 31, 2007 with the particular forward-looking statement in question.
23.1 2008 Financial Outlook
The following is the original 2008 guidance we provided in October 2007:

2008 Financial Outlook	Guidance	Date Approved	Key 2008 Assumptions

Total revenues	Increase of 4%-6%	Oct 29, 2007	• average crude oil prices of US $80 per barrel;
Total operating expenses	Increase of 3%-5%	Oct 29, 2007	• average FX rate of $1.00 per US dollar;
Adjusted Diluted EPS(1)	$4.70-$4.85	Oct 29, 2007	• North American economic (GDP) growth of 2.5%; and
Capital expenditures	$885-$895 million	Oct 29, 2007	• Tax rate of 29%-31%.
Free Cash(1)	In excess of $250 million	Oct 29, 2007

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

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23.1.1 2008 Guidance Updates
We subsequently revised certain of our 2008 guidance. The following is the most updated 2008 guidance we provided:

2008 Financial Outlook	Guidance	Date Approved	Key 2008 Assumptions

Total revenues	Increase of 4%-6%	Apr 21, 2008	• average crude oil prices of US $98 per barrel(2);
Total operating expenses	Increase of 6%-8%	Apr 21, 2008	• average all-in fuel cost of US $3.35 per US gallon(3);
Adjusted Diluted EPS(1)	$4.40-$4.60	Apr 21, 2008	• average FX rate of $1.00 per US dollar;
Capital expenditures	$885-$895 million	Apr 21, 2008	• US GDP growth of 1.2%(4);
Free Cash(1)	Approximately $200 million	Apr 21, 2008	• Canadian GDP growth of 1.6%(4); and
• Tax rate of 27%-29%(5).

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

(2)	This assumption had been revised to $87 in our January 29, 2008 press release and subsequently revised to $98 in our April 22, 2008 press release.

(3)	This additional assumption was in our April 22, 2008 press release.

(4)	The North American GDP growth assumption had been revised in April of 2008 to reflect current economic conditions.

(5)	This assumption had been revised in our April 22, 2008 press release.
In our February 20, 2008 press release, our adjusted diluted EPS was revised downward to the range of $4.65 to $4.80. This was the result of the prospective application of the Canadian Transportation Agency’s adjustment to the grain revenue entitlement under the CTA (discussed further in Section 20.2.1).
In our April 22, 2008 press release, our guidance was updated further:
•	adjusted diluted EPS was revised to the range of $4.40 to $4.60;

•	total operating expenses are expected to increase by six to eight percent; and

•	free cash is expected to be approximately $200 million.
Our 2008 guidance was revised to reflect:
•	the harsh weather conditions in the first quarter of 2008;

•	continued increase in fuel price; and

•	the ongoing economic uncertainty.
The purpose of our guidance is to provide shareholders transparency with respect to management’s expectations of our operations and financial performance. Undue reliance should not be placed on this guidance and other forward-looking information for other purposes.

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24.0 GLOSSARY OF TERMS

“ABCP”	Canadian third party asset-backed commercial paper.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“CPRL”	Canadian Pacific Railway Limited.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“Diluted EPS”	Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”	A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

“FRA”	US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

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“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,500 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”	The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“Return on capital employed” or “ROCE”	Income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

“STB”	US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

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“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“US gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2008 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended March 31, 2008

Earnings Coverage on long-term debt
Before foreign exchange on long-term debt (1) (3)	5.0
After foreign exchange on long-term debt (2) (3)	5.7

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $31.1 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2008. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended March 31, 2008, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 5.0 and 5.6, respectively.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 22, 2008

Signed:	F. J. Green

F. J. Green
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, M. R. Lambert, Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2008;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 22, 2008

Signed:	M. R. Lambert

M. R. Lambert
Chief Financial Officer